EXHIBIT 21.1

Significant Subsidiaries of the Registrant

The following are significant subsidiaries of Knight Trading Group, Inc. as of December 31, 2004 and the states in which they are organized. Indentation indicates the principal parent of each subsidiary. Except as otherwise specified, in each case Knight Trading Group, Inc. owns, directly or indirectly, at least 99% of the voting securities of each subsidiary. The names of particular subsidiaries have been omitted because, considered in the aggregate as a single subsidiary, they would not constitute, as of December 31, 2004, a “significant subsidiary” as that term is defined in Rule 1-02(w) of Regulation S-X under the Securities Exchange Act of 1934.

Name	State of Entity
Knight Trading Group, Inc.	Delaware
Knight/Trimark, Inc.	Delaware
Knight Securities General, Inc.	Delaware
Knight Securities Operations, Inc.	Delaware
Knight Equity Markets, L.P.	Delaware
Knight Capital Markets LLC	Delaware
KFP Holdings I LLC	Delaware
Deephaven Capital Management LLC	Delaware